UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 19 February, 2008

ASX & MEDIA RELEASE
19 FEBRUARY, 2008

ADDITIONAL ORPHAN DRUG STATUS GRANTED FOR MELANOMA FOR MARSHALL EDWARDS’ INVESTIGATIONAL ANTI-CANCER DRUG TRIPHENDIOL (NV-196)

Novogen Limited’s subsidiary, Marshall Edwards Inc., (NASDAQ: MSHL), has made the following announcement:

Sydney, Australia and New Canaan, CT, February 18,, 2008 - Marshall Edwards, Inc., (Nasdaq: MSHL) announced today that triphendiol (previously known as NV-196) has been granted Orphan Drug status by the US Food and Drug Administration (FDA) for treatment of Stage IIB through Stage IV malignant melanoma.

An Orphan Drug refers to a product that is intended for use in a disease or condition that affects fewer than 200,000 individuals in the United States.  A grant of Orphan Drug status provides 7 years of market exclusivity for the orphan indication after approval by the FDA, as well as tax incentives, study design assistance, and eligibility for grant funding from the FDA during its development.

Triphendiol has previously been granted by FDA Orphan Drug status for the treatment of pancreatic cancer and for the treatment of cholangiocarcinoma (bile duct cancer).

Professor Alan Husband, Group Director of Research for Marshall Edwards, said, “This grant of Orphan Drug status for a third indication, malignant melanoma, is a further indication of the viability of the development program for triphendiol as a multipotent anti-cancer agent.”

“The activity seen in laboratory testing together with the favourable safety profile observed in early clinical testing suggest that triphendiol may open new opportunities to treat this unusually aggressive form of cancer,” Professor Husband said.

No adverse effects of triphendiol were recorded in any of the laboratory in vitro or animal studies.  In the two Phase I clinical trials completed thus far, the investigational drug has demonstrated acceptable pharmacokinetic profiles in human volunteers with no reported side effects.

In animals bearing human melanoma cells, triphendiol administration caused tumour reduction and also demonstrated a synergistic effect when administered in combination with dacarbazine, an approved melanoma treatment agent, and cisplatin.

Laboratory testing in vitro has demonstrated that triphendiol is active against a panel of human melanoma cell lines causing apoptosis (programmed cell death).  The mechanism of action appears to be via down regulation of the expression of X-linked inhibitor of apoptosis (XIAP) which enables activation of the executioner enzymes known as caspases.  Caspases are normally active in healthy cells, but the over-expression of XIAP in cancer cells leads to suppressed caspase expression.

These laboratory studies also demonstrated that in addition to inducing cell death as a single agent, triphendiol is able to chemosensitize resistant melanoma cells to other chemotoxic drugs such as cisplatin, dacarbazine, paclitaxel and gemcitabine.

Malignant melanoma is considered an “orphan” cancer, because of its relatively low prevalence.  It occurs as a malignant neoplasm of pigment-producing cells (melanocytes), most often in the skin, but can also found in the eyes, ears, gastrointestinal tract, leptomeninges, and oral and genital mucosa.1  While melanoma accounts for only 3% of all skin cancers, it causes the greatest number of skin cancer-related deaths worldwide and is responsible for more than 77% of skin cancer deaths.2  The American Cancer Society estimated that in 2007 approximately 60,000 (34,000 men and 26,000 women) would develop malignant melanoma in the United States alone and estimated 8,110 deaths from melanoma would occur in the US in 2007.3

Triphendiol is a second-generation derivative of phenoxodiol.  Phenoxodiol is an investigational drug that is currently undergoing clinical evaluation in a Phase III study in platinum resistant ovarian cancer patients, a study that has been approved under the FDA’s Special Protocol Assessment scheme.  Patients seeking more information about the phenoxodiol trial should visit www.OVATUREtrial.com.

This class of drugs is derived from a proprietary phenolic drug technology platform that has produced a number of investigational anti-cancer lead compounds, characterised by unusually broad activity against a range of tumour targets in cell-based studies and favourable safety profile in animal and early-phase human testing.

The CEO of Marshall Edwards, Mr. Christopher Naughton, commenting on the Company’s strategic plan for triphendiol, said, “The Company intends to take triphendiol into Phase II human trials, and now has a number of options as to the targeted disease.”

“The Company is expanding its clinical program with this exciting class of oncology drugs, with phenoxodiol now in a Phase III trial, and triphendiol now due into Phase II this year.  Our plan is to bring these drugs to market through a licence to an established pharmaceutical company, and we have appointed JPMorgan as our commercial advisors. ” Mr. Naughton said.

About triphendiol

Triphendiol (NV-196) is another investigational drug in the Marshall Edwards, Inc. oncology drug pipeline, currently being developed as an orally-delivered chemosensitizing agent, intended for use in conjunction with standard chemotoxic anti-cancer drugs for the treatment of late stage pancreatic cancer, cholangiocarcinoma, and melanoma.  Triphendiol is broadly cytostatic and cytotoxic against most forms of human cancer cells in in vitro laboratory studies, and has been shown to cause cell cycle arrest (or stop cells increasing in number) and to induce apoptosis (or initiate programmed cell death) in various cancer cell lines in laboratory studies.

Biological studies suggest a mechanism of cytotoxicity that involves the tumour necrosis factor-related apoptosis-inducing ligand (TRAIL) death receptors, accompanied by downregulation in XIAP expression, and induction of the intrinsic (mitochondrial) apoptotic pathway via caspase 9.  It exhibits high selectivity, little effect on non-tumour cells and no observable toxicity in animals at therapeutically effective doses.  In clinical studies conducted so far, no adverse events or side effects have been reported when administered to human volunteers.  Compared to the first-generation phenolic drug, phenoxodiol, triphendiol has substantially greater activity in laboratory testing against pancreatic cancer, cholangiocarcinoma and melanoma.

About Marshall Edwards, Inc. and Novogen Limited

Marshall Edwards, Inc. is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform that has generated a number of novel compounds characterized by broad ranging activity in laboratory testing against a range of cancer targets with few side effects.  The ability of these compounds to target an enzyme present on the surface of cancer cells, and inhibit the production of pro-survival proteins within the cancer cell suggests that they may possess a unique combination of efficacy and safety.  Marshall Edwards, Inc. has licensed rights from Novogen Limited (ASX: NRT; NASDAQ: NVGN) to bring three investigational oncology drugs - phenoxodiol, triphendiol (NV-196) and NV-143 to market globally.  Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on a flavonoid technology platform.  Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.  More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under US law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use.  Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events.  We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

1  National Cancer Institute, A Snapshot of Pancreatic Cancer (available at www.orpha.net/data/patho/Pro/en/MelanomaFamilial-FRenPro3560.pdf) ..
2  Cancer Facts and Figures, American Cancer Society, 2007.
3  Cancer Facts and Figures, American Cancer Society, 2007.